CONSOLIDATED FINANCIAL STATEMENTS

Financial Guaranty Insurance Company and Subsidiaries

June 30, 2007

Financial Guaranty Insurance Company and Subsidiaries

Consolidated Financial Statements

June 30, 2007

Contents

Financial Guaranty Insurance Company and Subsidiaries

Consolidated Balance Sheets
(Dollars in thousands, except per share amounts)

	June 30, 2007	December 31, 2006
	(Unaudited)	
Assets		
Fixed maturity securities, available for sale, at fair value (amortized cost of $3,793,276 in 2007 and $3,627,344 in 2006)	$ 3,733,333	$ 3,627,007
Variable interest entity fixed maturity securities, held to maturity at amortized cost	750,000	750,000
Short-term investments	168,258	211,726
Total investments	4,651,591	4,588,733
Cash and cash equivalents	58,794	29,963
Accrued investment income	53,281	49,843
Reinsurance recoverable on losses	1,111	1,485
Prepaid reinsurance premiums	184,020	156,708
Policy acquisition costs deferred, net	107,846	93,170
Receivable from related parties	2,101	2,483
Property and equipment, net of accumulated depreciation of $2,770 in 2007 and $2,107 in 2006	6,266	2,617
Foreign deferred tax asset	5,031	3,491
Prepaid expenses and other assets	28,135	17,589
Total assets	$ 5,098,176	$ 4,946,082
Liabilities and stockholder's equity		
Liabilities:		
Unearned premiums	$ 1,402,102	$ 1,347,592
Losses and loss adjustment expense reserves	39,732	40,299
Ceded reinsurance balances payable	9,970	7,524
Accounts payable and accrued expenses and other liabilities	59,317	43,405
Payable for securities purchased	12,268	10,770
Variable interest entity floating rate notes	750,000	750,000
Accrued interest expense – variable interest entity	1,004	1,298
Capital lease obligations	2,263	2,941
Current income taxes payable	14,696	17,520
Deferred income taxes	57,685	76,551
Dividends payable	10,000	10,000
Total liabilities	2,359,037	2,307,900
Stockholder's equity:		
Common stock, par value $1,500 per share; 10,000 shares authorized, issued and outstanding	15,000	15,000
Additional paid-in capital	1,906,237	1,901,799
Accumulated other comprehensive (loss) income, net of tax	(30,447)	6,500
Retained earnings	848,349	714,883
Total stockholder's equity	2,739,139	2,638,182
Total liabilities and stockholder's equity	$ 5,098,176	$ 4,946,082

See accompanying notes to consolidated financial statements.

Financial Guaranty Insurance Company and Subsidiaries

Consolidated Statements of Income
(Unaudited)

(Dollars in thousands)

	Three months ended June 30,		Six months ended June 30,	
	2007	**2006**	**2007**	**2006**
Revenues:				
Gross direct and assumed premiums written	**$ 124,976**	$ 163,260	**$ 228,151**	$ 252,541
Ceded premiums written	**(31,582)**	(28,887)	**(43,777)**	(35,310)
Net premiums written	**93,394**	134,373	**184,374**	217,231
Increase in net unearned premiums	**(12,801)**	(62,528)	**(27,198)**	(85,922)
Net premiums earned	**80,593**	71,845	**157,176**	131,309
Net investment income	**38,273**	34,038	**75,673**	66,357
Interest income – investments held by variable interest entity	**8,755**	9,658	**20,112**	14,595
Net realized gains (losses)	**55**	(11)	**316**	(11)
Net realized and unrealized losses on credit derivative contracts	**(16,318)**	(543)	**(15,856)**	(771)
Other income	**933**	506	**1,345**	1,042
Total revenues	**112,291**	115,493	**238,766**	212,521
Expenses:				
Losses and loss adjustment expenses	**(5,388)**	(265)	**(4,206)**	(2,198)
Underwriting expenses	**22,776**	22,780	**51,163**	46,897
Policy acquisition costs deferred, net	**(7,782)**	(8,994)	**(21,755)**	(21,507)
Amortization of deferred policy acquisition costs	**3,871**	2,364	**7,654**	5,556
Other operating expenses	**382**	(782)	**778**	873
Interest expense – debt held by variable interest entity	**8,755**	9,658	**20,112**	14,595
Total expenses	**22,614**	24,761	**53,746**	44,216
Income before income tax expense	**89,677**	90,732	**185,020**	168,305
Income tax expense	**16,572**	23,521	**41,554**	42,383
Net income	**$ 73,105**	$ 67,211	**$ 143,466**	$ 125,922

See accompanying notes to consolidated financial statements.

2

Financial Guaranty Insurance Company and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)
(Dollars in thousands)

	Six months ended June 30,	
	2007	**2006**
Operating activities		
Net income	**$ 143,466**	$ 125,922
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of policy acquisition costs deferred	**7,654**	5,556
Policy acquisition costs deferred, net	**(21,755)**	(21,507)
Depreciation of property and equipment	**663**	566
Amortization o f fixed maturity securities	**17,423**	16,570
Amortization of short-term investments	**180**	57
Net realized gains (losses) on investments	**(316)**	11
Stock compensation expense	**4,433**	3,249
Change in accrued investment income, prepaid expenses, foreign deferred tax asset, other assets, and accrued interest expense, net	**(11,655)**	(13,338)
Change in net realized and unrealized losses on credit derivative contracts	**15,986**	2,614
Change in reinsurance recoverable on losses	**374**	983
Change in prepaid reinsurance premiums	**(27,312)**	(16,214)
Change in unearned premiums	**54,586**	102,138
Change in losses and loss adjustment expenses	**(567)**	(6,512)
Change in receivable from related parties	**382**	7,233
Change in ceded reinsurance balances payable and accounts payable and accrued expenses and other liabilities	**(2,485)**	9,753
Change in current federal income taxes receivable	**–**	2,158
Change in current federal income taxes payable	**(2,824)**	15,528
Change in deferred federal income taxes	**1,259**	9,202
Net cash provided by operating activities	**179,492**	243,969
Investing activities		
Sales and maturities of fixed maturity securities	**133,733**	81,391
Purchases of fixed maturity securities	**(315,811)**	(291,370)
Purchases, sales and maturities of short-term investments, net	**43,274**	(8,577)
Receivable for securities sold	**20**	(1,023)
Payable for securities purchased	**1,498**	20,381
Purchases of fixed assets	**(4,260)**	(142)
Purchase of investments held by variable interest entity	**-**	(750,000)
Net cash used in investing activities	**(141,546)**	(949,340)
Financing activities		
Proceeds from issuance of debt held by variable interest entity	**-**	750,000
Dividends paid to FGIC Corp.	**(10,000)**	–
Net cash (used in) provided by financing activities	**(10,000)**	750,000
Effect of exchange rate changes on cash	**885**	(76)
Net increase (decrease) in cash and cash equivalents	**28,831**	44,553
Cash and cash equivalents at beginning of period	**29,963**	45,077
Cash and cash equivalents at end of period	**$ 58,794**	$ 89,630

See accompanying notes to consolidated financial statements.

Financial Guaranty Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
(Unaudited)

(Dollars in thousands, except per share amounts)

1. Business and Organization

Financial Guaranty Insurance Company (the "Company") is a wholly owned subsidiary of FGIC Corporation ("FGIC Corp."). The Company provides financial guaranty insurance and other forms of credit enhancement for public finance and structured finance obligations. The Company's financial strength is rated "Aaa" by Moody's Investors Service, Inc., "AAA" by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc., and "AAA" by Fitch Ratings, Inc. The Company is licensed to write financial guaranty insurance in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the U.S. Virgin Islands, and, through a branch, the United Kingdom. In addition, a United Kingdom subsidiary of the Company is authorized to write financial guaranty business in the United Kingdom and has passport rights to write business in other European Union member countries.

2. Basis of Presentation

The consolidated financial statements include the accounts of the Company and all other entities in which the Company has a controlling financial interest. All significant intercompany balances have been eliminated.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the three- and six-month periods ended June 30, 2007 are not necessarily indicative of results that may be expected for the year ending December 31, 2007. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006, including the accompanying notes.

Certain 2006 amounts have been reclassified to conform to the 2007 presentation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Financial Guaranty Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
(Unaudited) (continued)

(Dollars in thousands, except per share amounts)

3. Review of Financial Guaranty Industry Accounting Practices

On April 18, 2007, the Financial Accounting Standards Board ("FASB") issued an Exposure Draft of a Proposed Statement of Financial Accounting Standards entitled *Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60.* The proposed statement addresses accounting for loss reserving, premium recognition and additional disclosures regarding financial guaranty insurance contracts. Currently, the financial guaranty industry accounts for financial guaranty insurance contracts under Statement of Financial Accounting Standards ("SFAS") No. 60, *Accounting and Reporting by Insurance Enterprises,* which was developed prior to the emergence of the financial guaranty industry. As SFAS No. 60 does not specifically address financial guaranty contracts, there has been diversity in the manner in which different financial guarantors account for these contracts. The purpose of the proposed statement is to provide authoritative guidance on accounting for financial guaranty contracts that are not accounted for as derivative contracts under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* The final pronouncement is expected to be issued in the first quarter of 2008. Upon the issuance of the final pronouncement, the Company, along with other companies in the financial guaranty industry, may be required to change certain aspects of accounting for loss reserves, premium income and disclosures.

4. New Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), an interpretation of SFAS No. 109, *Accounting for Income Taxes*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109 and prescribes metrics for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on other matters related to accounting for income taxes. FIN 48 is applicable for fiscal years beginning after December 15, 2006. The Company adopted the provisions of FIN 48 on January 1, 2007. (See note 7.)

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments.* SFAS No. 155 amends SFAS No. 133 and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*, and addresses issues raised in SFAS No. 133 Implementation Issue No. D1, *Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.* The primary objectives of SFAS No. 155 are: (i) with respect to SFAS No. 133, to address accounting for beneficial interests in securitized financial assets and (ii) with respect to SFAS No. 140, eliminate a restriction on the passive derivative instruments that a qualifying special purpose entity may hold. SFAS No. 155 is effective for those financial instruments acquired or issued after January 1, 2007. The Company adopted SFAS No. 155 on January 1, 2007.

4. New Accounting Pronouncements (continued)

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and requires additional disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but its application could change current practices in determining fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the implications of SFAS No. 157 and its potential impact on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.* SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 does not require any new fair value measurements. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the implications of SFAS No. 159 and its potential impact on the Company's financial statements.

5. Premium Refundings

Unearned premiums represent the portion of premiums received applicable to future periods on insurance policies in force. When an obligation insured by the Company is refunded by the issuer prior to the end of the expected policy coverage period, any remaining unearned premium is recognized. A refunding occurs when an insured obligation is called or legally defeased by the issuer prior to stated maturity. Premiums earned on refundings were $16,406 and $15,455 for the three months ended June 30, 2007 and 2006, respectively, and $31,478 and $22,766 for the six months ended June 30, 2007 and 2006, respectively.

6. Loss and Loss Adjustment Expense Reserves

Loss reserves and loss adjustment expenses are regularly reviewed and updated based on claim payments and the results of surveillance. The Company conducts ongoing insured portfolio surveillance to identify impaired obligations and thereby provide a materially complete recognition of losses for each accounting period.

6. Loss and Loss Adjustment Expense Reserves (continued)

The reserves are necessarily based upon estimates and subjective judgments about the outcomes of future events, and actual results will likely differ from these estimates. At June 30, 2007, the Company had case reserves of $28,906, credit watchlist reserves of $9,297 and an unallocated loss adjustment expense reserve of $1,529. At December 31, 2006, the Company had case reserves of $27,029, credit watchlist reserves of $11,741 and an unallocated loss adjustment expense reserve of $1,529.

Losses and loss adjustment expenses for the three- and six- month periods ended June 30, 2007 include claim reimbursements of $4,475 for claims paid by the Company during 2006 and 2005 related to an insured obligation of an investor-owned utility impacted by Hurricane Katrina. The Company had previously not recorded a recovery for these claims due to the status of the utility's bankruptcy filing.

7. Income Taxes

The Company files a consolidated U.S. federal tax return with FGIC Corp. The Company also files separate returns in various state and foreign jurisdictions.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes ("FIN 48"),* on January 1, 2007. The Company's liability for unrecognized tax benefits was not impacted as a result of the adoption of FIN 48.

As of June 30, 2007, the balance of unrecognized tax benefits included in current income taxes payable was $20,085, of which $10,129 related to tax positions for which the ultimate deductibility is certain but for which there is uncertainty as to the timing of deductibility. A disallowance as to the timing of the recognition of these tax positions would not result in a change to the annual effective tax rate but would accelerate the payment of cash to the taxing authority. Interest and penalties on any disallowance would also affect the annual effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits. Tax expense related to interest and penalties amounted to a benefit of approximately $335 and $0 for the three months ended June 30, 2007 and 2006, respectively, and $225 and $0 for the six months ended June 30, 2007 and 2006, respectively. Approximately, $225 and $0 was accrued for the payment of interest and penalties at June 30, 2007 and December 31, 2006, respectively, which is included as a component of the balance of unrecognized tax benefits.

Notes to Consolidated Financial Statements
(Unaudited) (continued)

(Dollars in thousands, except per share amounts)

7. Income Taxes (continued)

In the second quarter of 2006, the Internal Revenue Service ("IRS") commenced an examination of the Company's consolidated U.S. income tax returns for 2003 and 2004. The examination was completed in the second quarter of 2007. Upon completion of the audit, previously unrecognized tax benefits of $5,354 relating to the years under examination were recognized. As a result of completion of the audit, the Company is not subject to U.S. federal income tax examination by the IRS for years before 2005. The Company's United Kingdom operations are subject to examination by foreign tax authorities for the years since they commenced operation in 2004.

During the three- and six-month periods ended June 30, 2007 the gross increase in unrecognized tax benefits as a result of tax positions taken during the current period were $5,600 and $8,290, respectively. There were no decreases in unrecognized tax benefits as a result of tax positions taken in the current period.

The Company's U.S. federal effective corporate tax rates of 18.5% and 25.7% for the three months ended June 30, 2007 and 2006, respectively, and 22.5% and 25.0% for the six months ended June 30, 2007 and 2006, respectively, were less than the statutory corporate tax of 35%, primarily due to tax-exempt interest received on investments and the recognition of tax benefits related to the 2003 and 2004 examination years.

8. Reinsurance

Net premiums earned are shown net of ceded premiums earned of $8,695 and $6,484 for the three months ended June 30, 2007 and 2006, respectively, and $16,542 and $11,352 for the six months ended June 30, 2007 and 2006, respectively.

9. Derivative Instruments

Certain financial guaranty contracts (primarily credit default swaps) issued by the Company are considered derivatives under SFAS No.133. Accordingly, these contracts are recognized on the Consolidated Balance Sheet at their fair value, and changes in fair value are recognized immediately in earnings. The Company considers these agreements to be a normal extension of its financial guaranty insurance business and believes that the most meaningful presentation of the financial statement impact of these derivatives is to record revenue as installments are received as a component of premiums, and to record claims payments, expected claims, loss and loss adjustment expenses, and changes in fair value as "Net realized and unrealized gains (losses) on credit derivative contracts" in the Consolidated Statements of Income.

Financial Guaranty Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
(Unaudited) (continued)

(Dollars in thousands, except per share amounts)

9. Derivative Instruments (continued)

The Company recorded net earned premiums under these agreements of $7,345 and $13,742 for the three- and six-month periods ended June 30, 2007, respectively. The Company recorded net earned premiums under these agreements of $4,112 and $8,778 for the three- and six-month periods ended June 30, 2006, respectively. As of June 30, 2007, the Company has recorded no losses or loss adjustment expenses related to these contracts.

The realized and unrealized gains and losses recognized in the Consolidated Statements of Income by recording credit derivatives at fair value are determined each quarter based on quoted market prices, if available. If quoted market prices are not available, the determination of fair value is based on internally developed models. These models require market-driven inputs, including contractual terms, credit spreads and ratings on the underlying referenced obligations and yield curves. There may be volatility in the use of market-driven inputs obtained from an illiquid market, and differences may exist between available market data and assumptions used by management to estimate the fair value of these instruments. Accordingly, the valuation results from the model could differ materially from amounts that would be realized in the market if the derivative were traded. Due to the volatile nature of the Company's fair value estimate, future valuations could differ materially from those reflected in the current period.

The following table summarizes the realized and unrealized gains (losses) on credit derivative contracts.

	Three months ended June 30,	
	2007	2006
Change in unrealized gains (losses)	$(16,447)	$ (1,840)
Realized gains	129	1,297
Net realized and unrealized gains (losses) on credit derivative contracts	$(16,318)	$ (543)

	Six months ended June 30,	
	2007	2006
Change in unrealized gains (losses)	$(15,985)	$ (2,614)
Realized gains	129	1,843
Net realized and unrealized gains (losses) on credit derivative contracts	$(15,856)	$ (771)

Financial Guaranty Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
(Unaudited) (continued)

(Dollars in thousands, except per share amounts)

9. Derivative Instruments (continued)

The mark-to-market gain and (loss) on credit derivative contracts were $4,497 and ($21,985) at June 30, 2007 and $314 and ($1,817) at December 31, 2006 and were recorded in "Other assets" and "Other liabilities," respectively.

10. Comprehensive Income

Accumulated other comprehensive (loss) of the Company consists of net unrealized gains and losses on investment securities and foreign currency translation adjustments. The components of total comprehensive income for the three- and six- month periods ended June 30, 2007 and 2006 were as follows:

	Three Months Ended June 30,	
	2007	2006
Net Income	$ 73,105	$ 67,211
Other comprehensive loss	(35,469)	(18,661)
Total comprehensive income	$ 37,636	$ 48,550

	Six Months Ended June 30,	
	2007	2006
Net Income	$ 143,466	$ 125,922
Other comprehensive loss	(36,947)	(38,814)
Total comprehensive income	$ 106,519	$ 87,108

The components of other comprehensive loss for the three- and six-month periods ended June 30, 2007 and 2006 were as follows:

	Three Months Ended June 30, 2007		
	Before Tax Amount	Tax	Net of Tax Amount
Unrealized holding losses arising during the period	$ (56,969)	$ 19,939	$ (37,030)
Less reclassification adjustment for gains realized in net income	(55)	19	(36)
Unrealized losses on investments	(57,024)	19,958	(37,066)
Foreign currency translation adjustment	2,457	(860)	1,597
Total other comprehensive loss	$ (54,567)	$ 19,098	$ (35,469)

Notes to Consolidated Financial Statements
(Unaudited) (continued)

(Dollars in thousands, except per share amounts)

10. Comprehensive Income (continued)

	Three Months Ended June 30, 2006		
	Before Tax Amount	Tax	Net of Tax Amount
Unrealized holding losses arising during the period	$ (33,406)	$ 11,694	$ (21,712)
Less reclassification adjustment for losses realized in net income	11	(4)	7
Unrealized losses on investments	(33,395)	11,690	(21,705)
Foreign currency translation adjustment	4,684	(1,640)	3,044
Total other comprehensive loss	$ (28,711)	$ 10,050	$ (18,661)

	Six Months Ended June 30, 2007		
	Before Tax Amount	Tax	Net of Tax Amount
Unrealized holding losses arising during the period	$ (59,208)	$ 20,723	$ (38,485)
Less reclassification adjustment for gains realized in net income	(316)	110	(206)
Unrealized losses on investments	(59,524)	20,833	(38,691)
Foreign currency translation adjustment	2,683	(939)	1,744
Total other comprehensive loss	$ (56,841)	$ 19,894	$ (36,947)

	Six Months Ended June 30, 2006		
	Before Tax Amount	Tax	Net of Tax Amount
Unrealized holding losses arising during the period	$ (64,903)	$ 22,716	$ (42,187)
Less reclassification adjustment for losses realized in net income	11	(4)	7
Unrealized losses on investments	(64,892)	22,712	(42,180)
Foreign currency translation adjustment	5,178	(1,812)	3,366
Total other comprehensive loss	$ (59,714)	20,900	$ (38,814)

Financial Guaranty Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
(Unaudited) (continued)

(Dollars in thousands, except per share amounts)

12. Dividend

During the six-month periods ended June 30, 2007 and 2006, the Company declared dividends on its common stock in the aggregate amount of $10,000 and $10,000, respectively. The dividends were paid on July 5, 2007 and 2006, respectively, to FGIC Corp., the Company's sole stockholder. The dividends were permissible under and computed in accordance with New York State law.